Exhibit 4.F


                              JOHN HANCOCK LETTERHEAD



November 15, 1994

Mr. Stephen E. Weiner
Associate Director
Trust Investments
Ford Motor Company
The American Road
Dearborn, MI  48121


Re:  Ford Motor Company
     Group Annuity Contract Number 7628

Dear Steve:

The John Hancock is pleased to have been awarded the Guaranteed Investment Contract placement for the Ford Motor Company. This letter is written confirmation of the John Hancock's offer which was verbally accepted on November 15, 1994 by Mr. Stephen Weiner.

A.      Effective Date:  November 15, 1994

B.      Contributions:

        100% of the Participant directed profit sharing Contribution to the Income Fund will be paid to the John Hancock in March 1995.

        100% of the Participant directed June 30, 1995 maturity to the Income Fund will be paid to the John Hancock on or before July 5, 1995.

        100% of Participant directed Contributions to the Income Fund will be paid to the John Hancock on a monthly basis for activity beginning on January 1, 1995 and ending on December 31, 1995. Each Contribution is due and payable within 30 days of the end of the preceding month.

        If total Contributions, less withdrawals, exceed $400,000,000 the window will close immediately and any excess would be returned to the Contract Holder by the end of the month.

C.      Net Guaranteed Interest Rate:  8.07% - effective annual rate.

D.      Guaranteed Expiration Date:  June 30, 1998

E. Repayment Schedule: Repayment of the Fund will be in a single sum of the Guarantee Expiration Date.

F. Participant Withdrawals: Participant withdrawals will be paid on a book value basis from the class year contract (i.e.
        investment cell) in the Income Fund as selected by the participant.

G. Book Value Corridor: A one-time 10% book value corridor over the life of the Contract will remain in effect for plant shutdowns, early retirement programs, unanticipated plan amendments and group layoffs. Any requests exceeding the 10% book value corridor will be made subject to the lesser of book value or the John Hancock transfer adjustment formula (copy attached).

We do not guarantee to use a certain formula if there were to be a transfer subject to the attached GIC Transfer Adjustment Formula. However, we do not anticipate changing the formula at this time, nor do we anticipate that we would change it arbitrarily. Some of the circumstances under which we might make a change include if for some reason the published indices were no longer available, as we would need to replace them; if over time the chosen indices no longer tracked the appropriate values, they would need to be replaced or the formula adjusted to bring it back into line; or if there were an economic reason, such as a liquidity problem, the formula would be changed to prevent losses to John Hancock. If for any reason we were to change the formula, the revision would be applied consistently to all contracts of that class.

Our Contract was offered on the basis of the bid specifications dated October 24, 1994 provided by Ford Motor Company.

We will prepare a final Contract document to reflect the above terms and John Hancock's standard provisions for contracts of this class. Until such final Contract is executed, the Contract will be administered in accordance with this letter.

To provide our customers with the highest possible interest rate guarantees, we commit funds for investment immediately upon verbal acceptance of our contracts. If 100% of the Participant directed contributions are not received, the John Hancock could incur investment losses. The Contract Holder/Employer agrees to reimburse the John Hancock for the investment losses, if any, determined in accordance with the usual procedures of the John Hancock. A statement of our current procedures to determine the amount of such losses is attached.

Please provide the following information to complete our files.

        *  Plan Year
        *  Employer Identification Number
        *  Wiring instructions for transferring funds
        * Names and addresses of individuals to receive financial statements and other correspondence.
        *  State of contract issuance.

Attached are the instructions for wiring funds to the John Hancock.

Please have this letter signed by an authorized representative of the Plan and return via facsimile (617) 572-4585) by November 23
1994 to my attention.

If you have any questions, please call me at (617) 572-4557 or, in my absence, the Underwriter, John Texeira, at (617) 572-9460.

Sincerely,

/s/Sharon A. Kuketz

Sharon A. Kuketz
Senior Sales Executive




Ford Motor Company


/s/Stephen E. Weiner               Associate Director
--------------------               ------------------
Signature                          Title


November 22, 1994
-----------------
Date


Attachments

cc:  N. Gearin
     J. Texeira




J/a/JHannuity